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Now's the time to become a shareholder in Ad Fontes Media

through our <u>Community Round on WeFunder</u>

Reminder: Some of you love our content but don't love any emails related to fundraising. That's ok! Just email us back with "no fundraising" and you won't get any more on this subject, but you'll still get our regular newsletters.

Happy Friday Afternoon!

From a "marketing best-practice" perspective, summer Friday afternoons aren't typically the best time to send out emails to one's list of subscribers. Many of you are on to the weekend! But I like sending out these notes to you all myself, and as an entrepreneur growing a company that is increasingly in the spotlight, Friday afternoons after another busy week are usually the best time for me to sit down and reach out to you.

There are still likely a few weeks left to make reservations in our <u>equity crowdfunding campaign</u>. Our campaign end date is a moving target because we will close it as soon as we hit our goal for commitments, so try to jump on that sooner than later if you plan on investing.

But aside from that, I wanted to share some thoughts about the nature of our polarized news landscape in the wake of the big political news story from yesterday (you know the one). I posted this on social media yesterday, and it is still applicable today, so I am extending this "invitation" here:

I invite you to do an exercise this evening: watch a TV news program from cable news from the side of the political spectrum you most disagree with. Everyone is covering the same story tonight.

If you feel a visceral disgust, especially, I invite you to push past that. That feeling of disgust is a protection mechanism for your identity—it's primal and you don't need to heed it, because you are an evolved human capable of critical thinking.

Watch for half an hour, at least. Try to imagine what it would be like if you liked this content and agreed with it. Try to imagine if all the news/news-like opinion & analysis you consumed sounded just like this. How do you think that would affect your perception of the world?

Most people resist this sort of exercise, but it is essential to understanding why we are so deeply divided in what we believe. We inhabit bespoke realities crafted by our information sources. This is why 2/3 of Americans insist that absolutely no set of facts or circumstances would change their planned vote. That's an absurd position, because facts and circumstances matter.

Understanding someone else's world is key to overcoming stubborn intransigence, and is necessary if we hope to overcome our entrenched polarization.

> Find out more about investing in Ad Fontes Media

Our company doesn't *just* exist to sell products and provide shareholder value (although it does and shall always aim to do those things). It exists to address some of the most critical challenges of our time—improving our information ecosystem and reducing the division that its current brokenness has created. It exists to bring people together.

Therefore, your investment isn't just for helping a company succeed and be profitable and create a return (although it will help and we do aim to do those things). It is for creating the kind of change you want to see in our society.

I hope you join us in this investment campaign, but I hope more that you take other actions in your everyday life that are aligned with our mission.

Additional details and terms of this equity crowdfunding raise are <u>here on our campaign page</u>.

If you're not familiar with WeFunder and how investing in companies like ours works, please check out the Investor FAQ on the site.

Email me back with any questions you have, and I'll respond as soon as I can!

Yours Truly,
Vanessa

Vanessa Otero
Founder/CEO
Ad Fontes Media

View Campaign

Testing the Waters Disclosure
We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

  



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